Exhibit 99.1

Red White & Bloom Florida Subsidiary Closes Acquisition of 45,000 Square Foot Greenhouse on 4.7 Acres in Orange County

-New Greenhouse to begin yielding product by year end 2021-

-Acquisition adds near term cultivation capacity while company looks to bring on line its 114,0000 square foot facility in Sanderson Florida -

TORONTO, August 04, 2021,  Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) ("RWB" or the "Company"), a multi-state cannabis operator and house of premium brands, strategically advanced its cultivation and production initiatives in the Florida market, with the purchase of a fully operational greenhouse in Apopka, Florida.

Red White & Bloom Florida LLC (“RWBFL”), a Red White & Bloom Brands subsidiary, has closed on the acquisition of an operational 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida.  The Red White & Bloom team will begin rapid development on the facility to ensure all compliance standards are achieved for a Q4 2021 harvest schedule. This acquisition comes directly on the heels of the Sanderson Florida purchase and provides immediate benefits for significant cultivation expansion for delivery to RWBFL stores in Florida.

"The Apopka facility is part of the overall strategic vision RWB has for Florida and we are excited to see such forward progress being made since acquiring our license earlier this year," said Jim Frazier, GM of RWB Florida. "The Apopka acquisition cements the fact that we are committed to expansion in Florida, which is in line with the overall company’s growth strategy across the country."

RWB’s brands include iconic names such as High Times and the successful Michigan and California ‘Platinum’ line.  The company will brand its Florida medical dispensaries beginning in Q4 and is developing a consistent retail footprint and product line to align with the medical market in Florida.  "With such high patient demand in Florida," said Brad Rogers, CEO of Red White & Bloom, "the Apopka facility will deliver the cultivation needed to meet our significant retail expansion goals throughout the state. It will also allow us to serve patients with the quality and consistency they deserve.  We are very confident in our management team in Florida and more than pleased to see this expansion launch in Q4 this year".

The addition of the Apopka cultivation center will not only facilitate the product selection plan RWB has for its branded dispensaries but is also projected to add an additional 40-50 employment opportunities for the local community when fully operational.

Details of the Transaction

The Company and RWB Florida LLC completed a Real Estate Purchase and Sale Agreement for a purchase price of US $1,875,000 payable as to: (a) US $750,000 cash paid on closing; (b) US

$125,000 in the form of promissory note of RWB Florida LLC payable in 5 monthly instalments commencing 30 days after Closing; and (c) US $1,000,000 worth of RWB Common Shares at a price of $1.22, being 1,010,656 shares. The shares issued are subject to regulatory resale restrictions in accordance with both US and Canadian securities laws.

About Red White & Bloom Brands Inc.

The company is positioning itself to be one of the top three multi-state cannabis operators active in the US legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Florida, Oklahoma, Arizona, and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.